-FOR IMMEDIATE RELEASE-

ELRON ANNOUNCES PURCHASE OF APPROXIMATELY 540,000 SHARES OF GIVEN IMAGING FOR APPROXIMATELY $10 MILLION

Tel Aviv, August 9, 2006 - Elron Electronic Industries Ltd. (NASDAQ & TASE: ELRN) announced today that it has purchased, in a series of open market transactions, approximately 540,000 ordinary shares of Given Imaging Ltd. (Nasdaq & TASE: GIVN), for an aggregate purchase consideration of approximately $10 million. As a result of the transactions, Elron's direct and indirect ownership interest in Given Imaging (through its direct holdings and its holdings in its subsidiary, RDC-Rafael Development Corporation Ltd.) increased from approximately 19.3% to approximately 21.2% of Given Imaging’s outstanding ordinary shares. In parallel transactions, Discount Investment Corporation Ltd., a 48% shareholder of Elron, purchased the same number of shares of Given Imaging for the same aggregate consideration, increasing its holding in Given Imaging from approximately 12.4% to approximately 14.3% of Given Imaging's outstanding ordinary shares. Both Elron and DIC are part of the IDB group.

Elron Electronic Industries Ltd. is a high technology holding company based in Israel. Through affiliates, Elron is engaged with a group of high technology operating companies in the fields of medical devices, information and communication technology, semiconductors and advanced materials. For further information, visit http://www.elron.com

Company Contact:
Rinat Remler
Elron Electronic Industries Ltd. Tel. 972-3-6075555 rinat@elron.net

(Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider.)